

January 5, 2012

<u>Via E-Mail</u>

Evangelos Chatzis
Chief Financial Officer
Danaos Corporation
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

> **Re: Danaos Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 8, 2011**
> **File No. 1-33060**
> **Response Letter filed December 22, 2011**

Dear Mr. Chatzis:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated December 12, 2011. Please tell us what products or goods were transported by your vessels in connection with the port calls to Iran, Syria and Sudan. Please clarify what types of products your vessels are generally designed and equipped to transport including whether they can and do transport refined petroleum products or crude oil.

2. We note your response to comment 2 in our letter dated December 12, 2011. Please clarify whether the port calls your vessels made to Iran, Syria and Sudan were made while on charter to China Shipping, Maersk or CMA CGM.

Please clarify whether any of your vessels have been on charter to or involve China Shipping's joint venture, IRISL China Shipping Co. Ltd.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance